Filed Pursuant to Rule 433
Registration Statement No. 333-137902

DEUTSCHE BANK TO ISSUE ELEMENTSSM EXCHANGE-TRADED NOTES LINKED TO THE DOW JONES HIGH YIELD SELECT 10 TOTAL RETURN INDEXSM

NEW YORK, November 8, 2007 – Deutsche Bank today announced that it will issue ELEMENTSSM Exchange-Traded Notes (ETN) linked to the Dow Jones High Yield Select 10 Total Return IndexSM that will be traded on the NYSE ArcaSM under the ticker symbol DOD1. It will be the first ETN to offer investors exposure to the Dow Jones High Yield Select 10 Total Return Index2, an index which follows the same general concept as the ‘Dogs of the Dow’ investment strategy. The index is comprised of the ten highest dividend yielding stocks in the Dow Jones Industrial Average, and is reweighted and reconstituted at the end of each December.

“‘Dogs of the Dow’ ELEMENTS offer investors efficient access to high dividend yielding Dow stocks and is the second ETN Deutsche Bank has issued in recent weeks,” said Christopher Yeagley, Managing Director and Head of Global Investment Solutions Americas at Deutsche Bank. “We are pleased to work with Dow Jones, Nuveen and Merrill Lynch to bring this innovative product to market.”

‘Dogs of the Dow’ ELEMENTS are senior unsecured obligations of Deutsche Bank that are linked to the performance of the Dow Jones High Yield Select 10 Total Return Index. Deutsche Bank will issue the ‘Dogs of the Dow’ ELEMENTS in denominations of $10 per unit and they will be distributed by Nuveen Investments and Merrill Lynch & Co.

ELEMENTS ETNs are designed to track the total return of specific market indexes and seek to provide convenient access to strategies and markets that traditionally have not been readily available to individual investors. For investor information, please call ELEMENTS: 1-877-ETN-ADVICE (1-877-386-2384).

Last month Deutsche Bank announced the listing of ELEMENTSSM ETNs linked to the Morningstar® Wide Moat FocusSM Total Return Index, which also trade on the NYSE Arca, under the ticker symbol WMW.

1 Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement for the offering to which this document relates if you so request by calling toll- free 1-877-ETN-ADVICE (1-877-386-2384).

2 “Dow Jones,” and “Dow Jones High Yield Select 10 IndexSM”, are trademarks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Deutsche Bank AG. Deutsche Bank AG’s ELEMENTS ETNs based on the Dow Jones High Yield Select 10 Total Return IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product.

For further information please call:

Renee Calabro        +1-212-250-5525

Media Relations

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 77,920 employees in 75 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

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